EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-_______

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act

In the Matter of:

Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

Please send all communications regarding this Application to:

Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945
terry@hennessyfunds.com

With a copy to:

Peter D. Fetzer
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
pfetzer@foley.com

Page 1 of 43 sequentially numbered pages (including appendices)

As filed with the U.S. Securities and Exchange Commission on September 21, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of

Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

File No. 812-______

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act

I.	SUMMARY OF APPLICATION
In this application, Hennessy Funds Trust (the “Trust”), Hennessy Advisors, Inc. (the “Adviser”), and Quasar Distributors, LLC (the “Distributor”) (together, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded Alpha® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into the Order.1
Applicants request that the relief apply to the Shielded Alpha® ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as a Shielded Alpha® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the

1 Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).  Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order.  Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.
II.	APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as Shielded Alpha® ETFs.  The Trust is registered with the Commission as an open-end management investment company under the Act.
B.	The Adviser
The Adviser will be the investment adviser to the Initial Fund.  The Adviser is a California corporation with its principal place of business located at 7250 Redwood Blvd., Suite 200, Novato, California 94945.  The Adviser and any other Adviser will be registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Shielded Alpha® ETFs.3
Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds.  The Adviser may enter into subadvisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-advisers”).  Any Sub-adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser or a Sub-adviser.  Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the relief requested under the Order will be subject to the same

2 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

3 Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

terms and conditions of the same relief under the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:
• With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
• With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.
IV.	NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with Rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In the case of the Trust, the relevant resolutions authorizing the filing are attached as Appendix B.  In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act granting the relief requested by this application.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:           Executive Vice President
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:            President
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:     Teresa Cowan
Title:            President

Authorization of
Hennessy Funds Trust
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Funds Trust have been taken, and that as Executive Vice President thereof, she is authorized to execute and file the same on behalf of Hennessy Funds Trust and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:           Executive Vice President

Authorization of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Advisors, Inc. have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Hennessy Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:            President

Authorization of
Quasar Distributors, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
                         QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:     Teresa Cowan
Title:            President

Verification of
Hennessy Funds Trust
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated September 21, 2022 for, and on behalf of, Hennessy Funds Trust; that she is Executive Vice President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:           Executive Vice President

Verification of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated September 21, 2022 for, and on behalf of, Hennessy Advisors, Inc.; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:    Teresa M. Nilsen
Title:            President

Verification of
Quasar Distributors, LLC
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated September 21, 2022 for, and on behalf of, Quasar Distributors, LLC; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
             QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:     Teresa Cowan
Title:            President

APPENDIX A
The Initial Fund
Hennessy Stance ESG Large Cap ETF:  The Hennessy Stance ESG Large Cap ETF seeks to achieve long-term capital appreciation.  The ETF will invest, under normal circumstances, at least 80% of the value of its net assets, (plus the amount of any borrowings for investment purposes), in exchange-traded equity securities of U.S. large capitalization issuers that meet environmental, social, and governance (ESG) standards, as determined by the Portfolio Managers.  The ETF considers companies within the Russell 1000® Index and S&P 500® Index to be large-capitalization issuers.

APPENDIX B

Resolutions of the Board of Hennessy Funds Trust

RESOLVED, that the filing with the U.S. Securities and Exchange Commission by the officers of Hennessy Funds Trust (the “Trust”), in the name and on behalf of the Trust, of an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”), and any and all amendments thereto, be, and hereby is, authorized and approved.

FURTHER RESOLVED, that the officers of the Trust, be, and hereby are, authorized to take all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC’s Division of Investment Management of the Order.

APPENDIX C

First Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. ~~812-15294~~812-_______

~~First Amendment to~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (~~the~~ “Act”) for an
exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c~~- 1~~-1 under the Act, and under Sections 6(c) and
17(b) of the Act for ~~an exemption~~exemptions from Sections 17(a)(1) and 17(a)(2) of the Act~~.~~

In the Matter of:

~~IndexIQ Active ETF~~Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

~~IndexIQ~~Hennessy Advisors ~~LLC~~, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945
~~51 Madison Avenue, New York, NY. 10010~~
Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202

Please send all communications regarding this Application to:
~~Matthew Curtin~~
~~Chief Legal Officer, IndexIQ Advisors LLC~~
~~51 Madison Avenue, New York, N.Y. 10010~~
~~(212) 576-7634~~
~~mcurtin@indexiq.com~~
Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

terry@hennessyfunds.com
~~with~~With a copy to:
~~Barry Pershkow~~
~~Chapman & Cutler~~
~~1717 Rhode Island Avenue NW, Suite 800~~
~~Washington, D.C. 20036~~
~~(202) 478-6492~~
~~pershkow@chapman.com~~
Peter D. Fetzer
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
pfetzer@foley.com

Page 1 of ~~8~~43 sequentially numbered pages (including ~~exhibits~~appendices)

As filed with the U.S. Securities and Exchange Commission on ~~March 14~~September 21, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of

~~IndexIQ Active ETF~~Hennessy Funds Trust
~~IndexIQ Advisors LLC~~
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202
File No. ~~812-15294~~812-______

~~First Amendment to~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (~~the~~ “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for ~~an exemption~~exemptions from ~~Sections~~Section 17(a)(1) and 17(a)(2) of the Act~~.~~

I.	SUMMARY OF APPLICATION
In this application, ~~IndexIQ Active ETF Trust (~~Hennessy Funds Trust (the “Trust”) ~~and IndexIQ~~, Hennessy Advisors ~~LLC (~~, Inc. (the “Adviser”) ~~(collectively, the~~, and Quasar Distributors, LLC (the “Distributor”) (together, “Applicants”) apply for and request an order under ~~section~~Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for ~~an exemption~~exemptions from ~~Sections~~Section 17(a)(1) and 17(a)(2) of the Act (the “Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ~~(the “Reference Order”)~~, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded Alpha® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into ~~this~~the Order.11

1 Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).  Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order.  Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein. ~~Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711(December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein~~

Applicants request that the relief apply to the ~~series of the Trust~~Shielded Alpha® ETF listed in Appendix A (the “Initial ~~Funds~~Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) ~~offers exchange traded shares utilizing active management investment strategies as contemplated by~~operates as a Shielded Alpha® ETF as described in the

Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and ~~any~~the Initial Fund, a “Fund”).2 2

No form having been specifically prescribed for this application, Applicants proceed under ~~rule~~Rule 0-2 under the Act.
II. APPLICANTS
A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will ~~include certain~~consist of one or more series operating as ~~a Fund~~Shielded Alpha® ETFs.  The Trust is registered with the Commission as an open-end management investment company under the Act.
B.	The Adviser
The Adviser will be the investment adviser to the Initial ~~Funds~~Fund.  The Adviser is a ~~Delaware limited liability company~~California corporation with its principal place of business ~~in New York, New York~~located at 7250 Redwood Blvd., Suite 200, Novato, California 94945.  The Adviser ~~is,~~ and any other Adviser will be~~,~~  registered as an “investment adviser” under ~~section~~Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into a licensing agreement with ~~NYSE~~Blue Tractor Group LLC, ~~Inc.~~or an affiliate thereof, in order to offer ~~Funds that utilize the NYSE Proxy Portfolio Methodology as described~~Shielded Alpha® ETFs~~in the Reference Order.~~3

Subject to approval by the ~~Fund’s~~Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds.  The Adviser may enter into ~~sub-advisory~~subadvisory agreements with other investment advisers to act as ~~sub- advisers~~sub-advisers with respect to

2 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein ~~All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.~~
3 Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications. ~~The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc~~

Funds (“~~Sub-Advisers~~Sub-advisers”).  Any ~~Sub-Adviser~~Sub-adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The ~~Trust will enter into a distribution agreement with one or more distributors. Each distributor will be~~Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the ~~distributor and~~ principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser ~~and/or Sub-Adviser~~or a Sub-adviser.  Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:
• With respect to the relief requested pursuant to ~~section~~Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and
• With respect to the relief requested pursuant to ~~section~~Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act~~; and~~

VI.	NAMES AND ADDRESSES
Pursuant to ~~rule~~Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with ~~rule~~Rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with ~~rule~~Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Jonathan Zimmerman, Executive Vice President of IndexIQ Active ETF Trust, is authorized to sign on behalf~~ In the case of the Trust ~~pursuant to the following~~, the relevant resolutions ~~adopted by the board of the Trust on December 10, 2021.~~authorizing the filing are attached as Appendix B.

~~WHEREAS, the Board of Trustees of IndexIQ Active ETF Trust has determined to proceed with the creation of the following new series of the Trust: IQ Winslow Ultra Large Cap Growth ETF [renamed IQ Winslow Focused Large Cap Growth ETF]; and IQ Winslow Large Cap Growth ETF (the “New Winslow Funds”) and the issuance of an unlimited number of shares of the series (the “Shares”) pursuant to the Declaration of Trust (the “Declaration”) and the Bylaws of the Trust (the “Bylaws”); and~~
~~WHEREAS, the New Winslow Funds will operate as exchange-traded funds that do not publicly display their portfolio holdings on a daily basis and, therefore, will not operate pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), but instead operate pursuant to an exemptive order from various provisions of the 1940 Act;~~
~~NOW, THEREFORE, BE IT:~~
~~RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Trust, to file with the U.S. Securities and Exchange Commission an application for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”); and further~~
~~RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Trust, to proceed with the creation of the New Winslow Funds and issuance of the Shares as more particularly described below~~

~~Kirk C. Lehneis, Chief Executive Officer of the Adviser is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer.~~

In accordance with ~~rule~~Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under ~~sections~~Sections 6(c)~~,~~ and 17(b~~) and 12(d)(1)(J~~) of the Act granting the relief requested by this application.
~~INDEXIQ ACTIVE ETF~~HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen
~~By:~~ /s/ Jonathan Zimmerman
Name: Teresa M. Nilsen
~~Name: Jonathan Zimmerman~~
Title: Executive Vice President
~~INDEXIQ~~HENNESSY ADVISORS ~~LLC~~, INC.

By: /s/ Kirk C. Lehneis _/s/ Teresa M. Nilsen

Name:  Teresa M. Nilsen
Title:  President
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name: ~~Kirk C. Lehneis~~ Teresa Cowan
Title:  President

Authorization of
Hennessy Funds Trust
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Funds Trust have been taken, and that as Executive Vice President thereof, she is authorized to execute and file the same on behalf of Hennessy Funds Trust and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name: Teresa M. Nilsen
Title: ~~Chief~~ Executive ~~Officer~~Vice President

Authorization of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Advisors, Inc. have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Hennessy Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen
~~Verification Rule 0-2(d)~~
Name:  Teresa M. Nilsen
Title:  President

Authorization of
Quasar Distributors, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan

Name:  Teresa Cowan
Title:  President

Verification of ~~Application~~
Hennessy Funds Trust
In accordance with Rule 0-2(d) under the Act, the undersigned~~, being duly sworn, deposes and says that he~~ states that she has duly executed the attached application ~~for an order~~dated September 21, 2022 for, and on behalf of, ~~IndexIQ Active ETF~~Hennessy Funds Trust; that ~~he~~she is Executive Vice President of such entity; and that all actions ~~taken by the trustees or other persons~~ necessary to authorize ~~deponent~~the undersigned to execute and file such instrument ~~this 14th day of March 2022,~~ have been taken. ~~Deponent~~ The undersigned further ~~says~~states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.
~~INDEXIQ ACTIVE ETF~~HENNESSY FUNDS TRUST
By: /s/s/ Teresa M. Nilsen
~~By:~~ /s/ Jonathan Zimmerman
Name: Teresa M. Nilsen
~~Name: Jonathan Zimmerman~~
Title: Executive Vice President

Verification of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached application dated September 21, 2022 for, and on behalf of, Hennessy Advisors, Inc.; that she is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen

Name:  Teresa M. Nilsen
Title:  President

Verification of ~~Application~~
Quasar Distributors, LLC
In accordance with Rule 0-2(d) under the Act, the undersigned~~, being duly sworn, deposes and says~~ states that ~~he~~she has duly executed the attached application ~~for an order~~dated September 21, 2022 for, and on behalf of, ~~IndexIQ Advisors~~Quasar Distributors, LLC; that ~~he~~she is ~~Chief Executive Officer~~President of such ~~company~~entity; and that all actions ~~taken by the directors or other persons~~ necessary to authorize ~~deponent~~the undersigned to execute and file such instrument ~~this 14th day of March 2022,~~ have been taken. ~~Deponent~~The undersigned further ~~says~~states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.
~~INDEXIQ ADVISORS~~QUASAR DISTRIBUTORS, LLC
By:/s/ Kirk C. Lehneis_/s/ Teresa Cowan

Name: ~~Kirk C. Lehneis~~Teresa Cowan
Title: ~~Chief Executive Officer~~President

APPENDIX A
The Initial ~~Funds~~Fund
Hennessy Stance ESG Large Cap ETF:  The Hennessy Stance ESG Large Cap ETF seeks to achieve long-term capital appreciation.  The ETF will invest, under normal circumstances, at least 80% of the value of its net assets, (plus the amount of any borrowings for investment purposes), in exchange-traded equity securities of U.S. large capitalization issuers that meet environmental, social, and governance (ESG) standards, as determined by the Portfolio Managers.  The ETF considers companies within the Russell 1000® Index and S&P 500® Index to be large-capitalization issuers.

~~IQ Winslow Large Cap Growth ETF~~
~~The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. Generally, an issuer of a security is considered to be U.S. or foreign-based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.~~
~~IQ Winslow Focused Large Cap Growth ETF~~
~~The Fund seeks long-term growth of capital. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in large capitalization companies. Typically, Winslow Capital Management, LLC invests substantially all of the Fund’s investable assets in domestic securities. However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares. . Generally, an issuer of a security is considered to be U.S. or foreign based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg. The Fund will normally hold a core position of between 25 and 35 securities, although the number of securities held by the Fund may occasionally exceed this range at times. The Fund is actively managed and does not intend to track an index. The Fund is classified as “non-diversified” under the Investment Company Act of 1940.~~

APPENDIX B

Resolutions of the Board of Hennessy Funds Trust

RESOLVED, that the filing with the U.S. Securities and Exchange Commission by the officers of Hennessy Funds Trust (the “Trust”), in the name and on behalf of the Trust, of an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”), and any and all amendments thereto, be, and hereby is, authorized and approved.

FURTHER RESOLVED, that the officers of the Trust, be, and hereby are, authorized to take all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC’s Division of Investment Management of the Order.

Appendix D

Second Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA
BEFORE THE
~~UNITED STATES~~U.S. SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

~~In the Matter of Thrivent Asset Management, LLC Thrivent ETF Trust Thrivent Distributors, LLC 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211~~	~~File No. 812-15288~~

File No. 812-_______

~~Amendment No. 1 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (~~the~~ “~~1940~~ Act”) for an
exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections
6(c) and 17(b) of the ~~1940~~ Act for ~~an exemption~~exemptions from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act~~.~~

In the Matter of:

Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

Quasar Distributors, LLC
111 E. Kilbourn Ave., Suite 2200
Milwaukee, WI 53202
~~All~~Please send all communications ~~and orders~~regarding this Application to:

~~John D. Jackson~~
~~Thrivent ETF Trust~~
~~901 Marquette Avenue, Suite 2500~~
~~Minneapolis, MN 55402-3211~~
~~jay.jackson@thrivent.com~~
Teresa M. Nilsen
Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945
terry@hennessyfunds.com
With a copy to:
~~Brian McCabe, Esq.~~
~~Ropes & Gray LLP~~
~~800 Boylston Street~~
~~Boston, MA 02199-3600~~
~~617-951-7801~~
~~brian.mccabe@ropesgray.com~~
~~Jeremy Smith, Esq.~~
~~Ropes & Gray LLP~~
~~1211 Avenue of the Americas~~
~~New York, NY 10036-8704~~
~~212-596-9858~~
~~jeremy.smith@ropesgray.com~~
Peter D. Fetzer
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202
pfetzer@foley.com

Page 1 of ~~32~~43 sequentially numbered pages (including appendices)~~.~~

As filed with the U.S. Securities and Exchange Commission on ~~January 25~~September 21, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of
~~Thrivent Asset Management, LLC~~
~~Thrivent ETF~~Hennessy Funds Trust
7250 Redwood Blvd., Suite 200
Novato, California 94945

Hennessy Advisors, Inc.
7250 Redwood Blvd., Suite 200
Novato, California 94945

~~Thrivent Distributors~~Quasar Distributors, LLC
~~901 Marquette Avenue~~111 E. Kilbourn Ave., Suite ~~2500~~
~~Minneapolis, MN 55402-3211~~2200
Milwaukee, WI 53202
File No. ~~812-15288~~812-______

~~Amendment No. 1 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (~~the~~ “~~1940~~ Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for ~~an exemption~~exemptions from ~~Sections~~Section 17(a)(1) and 17(a)(2) of the ~~1940~~ Act~~.~~

I.	SUMMARY OF APPLICATION
In this application, ~~Thrivent ETF Trust (~~Hennessy Funds Trust (the “Trust”), ~~Thrivent Asset Management, LLC (“Initial~~ Hennessy Advisors, Inc. (the “Adviser”), and ~~Thrivent Distributors~~Quasar Distributors, LLC (the “Distributor” ~~and,~~ ) (together ~~with the Trust and the Initial Adviser, the~~, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “~~1940~~ Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for ~~an exemption~~exemptions from ~~Sections~~Section 17(a)(1) and 17(a)(2) of the ~~1940~~ Act (the “Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ~~(“Reference Order”)~~, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded Alpha® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into ~~this~~the Order.13

1 Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order).  Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order.  Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein. ~~Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d) (1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.~~

Applicants request that the relief apply to the ~~series of the Trust~~Shielded Alpha® ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the ~~Initial~~ Adviser or any entity controlling, controlled by, or under common control with the ~~Initial~~ Adviser (any such entity~~, along with the Initial Adviser,~~  included in the term “Adviser”), (b) ~~offers exchange-traded shares utilizing active management investment strategies as contemplated by~~operates as a Shielded Alpha® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).24
No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the ~~1940~~ Act.
II.	APPLICANTS
A.	The Trust
The Trust is a ~~voluntary association~~statutory trust organized under the laws of the ~~Commonwealth of Massachusetts~~State of Delaware and will consist of one or more series operating as ~~a Fund~~Shielded Alpha® ETFs.  The Trust is registered with the Commission as an open-end management investment company under the ~~1940~~ Act.
B.	The Adviser
The ~~Initial~~ Adviser will be the investment adviser to the Initial Fund.  The ~~Initial~~ Adviser is a ~~limited liability company~~California corporation with its principal place of business ~~in Minneapolis, Minnesota. The Initial Adviser is,~~located at 7250 Redwood Blvd., Suite 200, Novato, California 94945.  The Adviser and any other Adviser will be~~,~~  registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The ~~Initial~~ Adviser has entered into a licensing agreement with ~~NYSE~~Blue Tractor Group LLC, ~~Inc.~~or an affiliate thereof, in order to offer ~~Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.~~Shielded Alpha®

2 ~~All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order that are incorporated by reference herein.~~ All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

ETFs.35
Subject to ~~the~~ approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds.  The Adviser may enter into ~~sub-advisory~~subadvisory agreements with other investment advisers to act as sub-advisers with respect to ~~the~~ Funds (“~~Sub-Advisers~~Sub-advisers”).  Any ~~Sub-Adviser~~Sub-adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
C.	The Distributor
The ~~Trust will enter into a distribution agreement with one or more distributors. Each distributor will be~~Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the ~~distributor and~~ principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser ~~and/or Sub-Adviser~~or a Sub-adviser.  Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer.  The Distributor will distribute Shares on an agency basis.
III.	REQUEST FOR RELIEF
Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:
•
With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the ~~1940~~ Act; and

•
With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the ~~1940~~ Act.

IV.	NAMES AND ADDRESSES
Pursuant to Rule 0-2(f) under the ~~1940~~ Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.
V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

3 Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications. ~~The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.~~

Applicants file this application in accordance with Rule 0-2 under the ~~1940~~ Act.  Applicants have attached the required verifications to the application.  In accordance with Rule 0-2(c) under the ~~1940~~ Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.In the case of the Trust, the relevant resolutions authorizing the filing are attached as Appendix B.  ~~John D. Jackson, Secretary of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on December 6, 2021:~~
~~RESOLVED:~~
~~that the officers of the Thrivent ETF Trust (the “Trust”) be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and~~

~~FURTHER RESOVLED:~~
~~that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are herebyauthorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and~~

~~FURTHER RESOLVED:~~
~~that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.~~

~~David S. Royal, Elected Manager and President of the Adviser and Elected Manager of the Distributor, is authorized to sign and file this document on behalf of the Adviser and the Distributor pursuant to the general authority vested in him as Elected Manager of each.~~

In accordance with Rule 0-5 under the ~~1940~~ Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the ~~1940~~ Act granting the relief requested by this application.
~~Thrivent ETF Trust~~HENNESSY FUNDS TRUST

By: ~~/s/ John D. Jackson~~_/s/ Teresa M. Nilsen
Name: ~~John D. Jackson~~ Teresa M. Nilsen
Title: ~~Secretary~~Executive Vice President
~~Thrivent Asset Management, LLC~~ HENNESSY ADVISORS, INC.

~~By: /s/ David S. Royal~~By: /s/ Teresa M. Nilsen
Name: ~~David S. Royal~~Teresa M. Nilsen
Title: ~~Elected Manager and~~President
~~Thrivent Distributors~~QUASAR DISTRIBUTORS, LLC
 ~~By: /s/ David S. Royal~~By: /s/ Teresa Cowan
Name: ~~David S. Royal~~ Teresa Cowan
~~Title: Elected Manager~~Title:  President

Authorization of
Hennessy Funds Trust
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Funds Trust have been taken, and that as Executive Vice President thereof, she is authorized to execute and file the same on behalf of Hennessy Funds Trust and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
HENNESSY FUNDS TRUST
By: /s/ Teresa M. Nilsen

Name: Teresa M. Nilsen
Title: Executive Vice President

Authorization of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Hennessy Advisors, Inc. have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Hennessy Advisors, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen
Name: ~~David S. Royal~~Teresa M. Nilsen
Title: ~~Elected Manager and~~ President

Authorization of
Quasar Distributors, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information, and belief.
QUASAR DISTRIBUTORS, LLC
By: /s/ Teresa Cowan
Name: Teresa Cowan
 Title: President

~~Verification Rule 0-2(d)~~ Verification of ~~Application~~
Hennessy Funds Trust
In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned~~, being duly sworn, deposes and says that he~~ states that she has duly executed the attached application ~~for an order~~dated September 21, 2022 for, and on behalf of, ~~Thrivent ETF~~Hennessy Funds Trust; that ~~he is the Secretary~~she is Executive Vice President of such entity; and that all actions ~~taken by the trustees or other persons~~ necessary to authorize ~~deponent~~the undersigned to execute and file such instrument ~~this 25th day of January, 2022,~~ have been taken. ~~Deponent~~ The undersigned further ~~says~~states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.
~~Thrivent ETF Trust~~HENNESSY FUNDS TRUST
By: ~~/s/ John D. Jackson~~_/s/ Teresa M. Nilsen

Name: ~~John D. Jackson~~ Teresa M. Nilsen
Title: ~~Secretary~~Executive Vice President

Verification of
Hennessy Advisors, Inc.
In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned~~, being duly sworn, deposes and says that he~~ states that she has duly executed the attached application ~~for an order~~dated September 21, 2022 for, and on behalf of, ~~Thrivent Asset Management, LLC; that he is Elected Manager and~~Hennessy Advisors, Inc.; that she is President of such entity; and that all actions ~~taken by the managing member or other persons~~ necessary to authorize ~~deponent~~the undersigned to execute and file such instrument ~~this 25th day of January, 2022,~~ have been taken. ~~Deponent~~The undersigned further ~~says~~states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.
~~Thrivent Asset Management, LLC~~ HENNESSY ADVISORS, INC.
By: /s/ Teresa M. Nilsen~~By: /s/ David S. Royal~~
Name: ~~David S. Royal~~ Teresa M. Nilsen
Title: ~~Elected Manager and~~President

Verification of
Quasar Distributors, LLC
In accordance with Rule 0-2(d) under the ~~1940~~ Act, the undersigned~~, being duly sworn, deposes and says~~ states that ~~he~~she has duly executed the attached application ~~for an order~~dated September 21, 2022 for, and on behalf of, ~~Thrivent Distributors~~Quasar Distributors, LLC; that ~~he~~she is ~~Elected Manager~~President of such entity; and that all actions ~~taken by the managing member or other persons~~ necessary to authorize ~~deponent~~the undersigned to execute and file such instrument ~~this 25th day of January, 2022,~~ have been taken. ~~Deponent~~The undersigned further ~~says~~states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information, and belief.
~~Thrivent Distributors~~QUASAR DISTRIBUTORS, LLC
~~By: /s/ David S. Royal~~By: /s/ Teresa Cowan
Name: ~~David S. Royal Title: Elected Manager~~Teresa Cowan
Title:  President

APPENDIX A
The ~~Initial Fund~~

~~Thrivent Small-Mid Cap ESG ETF~~
~~The Thrivent Small-Mid Cap ESG~~Hennessy Stance ESG Large Cap ETF:  The Hennessy Stance ESG Large Cap ETF seeks to achieve long-term capital ~~growth. Under~~appreciation.  The ETF will invest, under normal circumstances, ~~the Fund invests~~ at least 80% of the value of its net assets, (plus the amount of any ~~borrowing~~borrowings for investment purposes), in exchange-traded equity securities of ~~small and mid-sized companies. The Adviser focuses mainly on the equity securities of small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to~~U.S. large capitalization issuers that meet environmental, social, and~~/or corporate~~  governance (~~“~~ESG~~”~~) ~~policies, practices or outcomes~~standards, as determined by the Portfolio Managers.  The ETF considers companies within the Russell 1000® Index and S&P 500® Index to be large-capitalization issuers.

APPENDIX B

Resolutions of the Board of Hennessy Funds Trust

RESOLVED, that the filing with the U.S. Securities and Exchange Commission by the officers of Hennessy Funds Trust (the “Trust”), in the name and on behalf of the Trust, of an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (the “Order”), and any and all amendments thereto, be, and hereby is, authorized and approved.

FURTHER RESOLVED, that the officers of the Trust, be, and hereby are, authorized to take all such actions and to execute all such documents as they may deem necessary or appropriate to obtain the approval of the SEC’s Division of Investment Management of the Order.